UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 4, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

March 4, 2009

To whom it may concern:

Mizuho Financial Group, Inc.
Mizuho Corporate Bank, Ltd.
Shinko Securities Co., Ltd.
Mizuho Securities Co., Ltd.

Signing of merger agreement between Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd.

Mizuho Securities Co., Ltd. (“MHSC”) and Shinko Securities Co., Ltd. (“Shinko”) have held discussions regarding the merger of the two companies, based on the new Basic Agreement for Merger signed on April 28, 2008. We hereby announce that, based on the discussions, following the resolutions of respective board meetings held today, MHSC and Shinko have signed the merger agreement. The merger will be subject to the approvals at the respective general shareholders meetings and clearance from relevant authorities.

1. Purpose of Merger

In the face of the financial and capital markets worsening on a global scale since the occurrence of the U.S. sub-prime loan problem in 2007, restructuring of U.S. and European investment banks is taking place together with reviews of financial regulation on a global basis. At the same time, Japan’s financial and capital markets also continue to be in a difficult situation. Further worsening of our economic environment is set to continue, and the outlook for the country’s securities industry is expected to become increasingly uncertain.

MHSC and Shinko have postponed the effective date of merger twice in the midst of turmoil in the financial and capital markets. However, after the signing of the Basic Agreement for Merger on April 28, 2008, careful exchange of views between the two companies were conducted, and it was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage our strength as a securities arm of a banking institution, to be more competitive in a market where there is now greater uncertainty, to improve our service providing capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis. We are now convinced that conducting the merger this time in accordance with the purpose for which it was originally intended, through the combining of MHSC which has a global investment banking business platform and Shinko which has a nation-wide client base and full-service securities company network, will provide our clients with professional services of the highest quality.

The merged entity will, in order to promptly deliver the merger effect (synergistic effect), combine its organization and personnel, strengthen its product-providing capabilities, expand its client base and strengthen its cost control and risk management, even under a severe business environment, to further stabilize its business base.

2. Outline of merger

(1)	Merger schedule

	Signing date of the Basic Agreement for Merger:	April 28, 2008

	Notice of record date for General Shareholders Meetings:	February 9, 2009 (Shinko)

	Record date for General Shareholders Meetings:	February 25, 2009 (Shinko)

	Resolution of board of directors regarding the merger:	March 4, 2009

	Signing date of merger agreement:	March 4, 2009

General Shareholders Meetings for approving merger agreement:

	MHSC	April 3, 2009 (scheduled)

	Shinko	April 3, 2009 (scheduled)

	Expected date of merger (effective date):	May 7, 2009 (scheduled)

(2)	Merger Structure

Shinko will be the surviving entity, and MHSC will be the dissolving entity.

(3)	Merger Ratio

Company Name	Shinko (surviving entity)	MHSC (dissolving entity)

Merger Ratio	1	122

(*) 1. Allotment ratio of stocks

122 shares of Shinko common stock for each share of MHSC common stock will be allocated for delivery. However, the merger ratio is subject to change upon consultation and mutual agreement between the two parties if the various conditions that form the basis of calculating the ratio should materially change.

      2. Number of new shares to be issued by Shinko in connection with the merger

Shares of common stock 815,570 thousand shares (scheduled)

(4) Calculation Basis for Merger Ratio

 Basis of calculation

For the sake of fairness in calculating the merger ratio, Shinko and MHSC appointed GCA Savvian Co., Ltd. (“GCA”) and KPMG FAS Co., Ltd. (“KPMG FAS”), respectively, as providers of third-party valuations and have obtained a merger ratio calculation report from them.

‚ Calculation process

GCA, taking into account that MHSC is a private company, adopted the comparable company method by which relative comparison is possible. In addition, in order to provide multiple viewpoints in reviewing the valuations under the comparable company method, GCA tested other methods including direct comparison of earnings and adjusted book value.

Method adopted	Range of merger ratio
Comparable company method	97 ~ 135

As for the comparable company method, it is based on an analysis of the results of financial, tax and legal due diligence of the merging companies followed by the adjusted book value of the two companies multiplied by share price multiples of comparable companies. As for the share price multiples, the reference date is February 27, 2009, and periods of approximately 1 month and 3 months preceding the reference date were used for the analysis.

GCA submitted the calculation report based on information provided by the two companies and publicly disclosed information, under the assumption that all such information is complete and accurate, and it has not independently evaluated, appraised or assessed the assets and liabilities of either of the two companies or their respective affiliates. GCA’s calculation reflects the information and economic conditions through February 27, 2009.

KPMG FAS adopted the comparables method as the primary evaluation approach and analyzed the value per share, the basis of the merger ratio, taking into account the two company’s profitability and financial conditions. KPMG FAS, taking the results of the above mentioned analysis into consideration, conducted the calculation in light of the actual transaction of this merger, in a comprehensive manner.

Method adopted	Range of merger ratio
Comparables method	110 ~ 145

As for the comparables method, the comparable company method was adopted for MHSC, and both the market share price method and the comparable company method were adopted for Shinko.

As for the market share price method and the comparable company method, the reference date for the valuation is February 27, 2009, and the average closing prices of the 1 month and 3 month periods preceding the reference date were adopted.

KPMG FAS submitted the calculation report based on results of due diligence and other information provided by the two companies and publicly disclosed information, under the assumption that all such information is complete and accurate, and it has not independently evaluated, appraised or assessed the assets and liabilities of either of the two companies or their respective affiliates. KPMG FAS’s calculation reflects the information and economic conditions through February 27, 2009.

As for the final determination of the validity of the merger ratio, it was based on the careful exchange of views between the two companies, Shinko referring to the merger ratio calculation result of GCA and MHSC referring to the merger ratio calculation result of KPMG FAS, and took into account the two companies’ financial and asset situation and other factors in a comprehensive manner.

ƒ Relationship with the evaluation conducting parties

Each of GCA and KPMG FAS, the providers of third-party valuations, is not a related party of Shinko and MHSC, respectively.

(5) Merger-related cash distribution

No cash distribution will be made.

(6) Treatment of share warrant(s) and/or convertible bond(s) of the dissolving company

MHSC does not have any outstanding share warrants or convertible bonds.

3. Outline of the New Company

(1) Trade name:	Mizuho Securities Co., Ltd.

(2) Business type:	Financial Instruments Business

(3) Address of main office:	1-5-1, Otemachi, Chiyoda-ku, Tokyo

(4) Names of representatives:	Chairman, Takashi Kusama
President & CEO, Keisuke Yokoo

(5) Capital stock:	¥125,167 million

(6) Net assets:	¥530,861 million
(The figure is the simple aggregation of the two companies as of December 31, 2008 on a consolidated basis)

(7) Total assets:	¥23,141,176 million
(The figure is the simple aggregation of the two companies as of December 31, 2008 on a consolidated basis)

(8) Fiscal year end:	March 31

(9) Shares outstanding:	1,626,688 thousand shares (scheduled)

(10) Accounting treatment:	As to the accounting treatment regarding the merger, we plan to use the purchase method with MHSC as the acquirer, based on Accounting Standard for Business Combinations (“Opinion on setting the Accounting Standard for Business Combinations (Business Accounting Council (October 31, 2003)) and Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestures (ASBJ Guidance No. 10 (December 26, 2008)). (Reverse acquisition treatment is planned due to Shinko being the legal surviving entity.) In addition, in relation to the assessment of fair value, the likelihood of the occurrence of goodwill or, in the case of such occurrence, the actual amount, etc., have not yet been determined. Details will be released as soon as they are determined.

(11) Post merger earnings forecast:	The new company will be reporting its earnings on a quarterly basis for the purpose of providing prompt disclosure and will not provide an earnings forecast. However, it will aim to distribute dividends on its common stock starting from its initial year of operation.

For reference: Outline of merging companies (as of December 31, 2008)

(1) Company name	Shinko Securities Co., Ltd. (surviving entity)			Mizuho Securities Co., Ltd. (dissolving entity)

(2) Type of business	Financial Instruments Business			Financial Instruments Business

(3) Date founded	July 1917			July 1993

(4) Head office	2-4-1 Yaesu, Chuo-ku, Tokyo			1-5-1 Otemachi, Chiyoda-ku, Tokyo

(5) Name and title of the representative	President Takashi Kusama			President Keisuke Yokoo

(6) Capital stock	¥125,167 million			¥250,000 million

(7) Shares outstanding	811,118 thousand			6,685 thousand

(8) Shareholder equity (consolidated)	¥257,657 million			¥273,204 million

(9) Total assets (consolidated)	¥3,200,646 million			¥19,940,530 million

(10) Fiscal year end	March 31			March 31

(11) Number of domestic offices	99			2

(12) Number of employees	4,970			1,695

(13) Major shareholders and share ownership percentage (as of September 30, 2008)	Mizuho Corporate Bank, Ltd.	25.78%	Mizuho Corporate Bank, Ltd.	89.81%
	Dai-ichi Mutual Life Insurance Co.	4.99%	The Norinchukin Bank	10.19%
	Shinko Securities Co., Ltd.	4.68%
	Japan Trustee Services Bank, Ltd. (custodial a/c)	4.27%
	Tokio Marine & Nichido Fire Insurance Co., Ltd.	3.00%
	The Master Trust Bank of Japan, Ltd. (custodial a/c)	2.91%
	Nippon Life Insurance Co.	2.86%
	Japan Trustee Services Bank, Ltd.. (custodial a/c 4G)	1.92%
	Trust & Custody Services Bank, Ltd. (securities investment trust a/c)	1.52%
	Japan Trustee Services Bank, Ltd.. (custodial a/c 4)	1.00%

(14) Main financing bank	Mizuho Corporate Bank, Ltd., etc.			Mizuho Corporate Bank, Ltd., etc.

(15) Relationship, etc., between MHSC and Shinko	Capital ties	As of September 30, 2008, MHSC holds 0.15% share ownership of Shinko’s shares outstanding
	Personnel relationships	As of December 31, 2008, there are three employees on loan from Shinko to MHSC.
	Business relationships	Securities trading, including repo transactions.
	Other related parties	As Mizuho Corporate Bank, Ltd., the principal shareholder of Shinko, holds over half of MHSC’s voting rights, MHSC is a related party of Shinko.

(16) Custodial accounts assets	¥11.8 trillion			¥9.1 trillion

(17) Business performance for previous three fiscal years (consolidated)	Fiscal year ended March 31,			Fiscal year ended March 31,
	2006	2007	2008	2006	2007	2008
	(in millions of yen, except per share information)
Operating revenues	152,915	146,794	146,514	454,473	647,292	223,677
Operating income	39,263	23,786	12,223	67,194	45,845	-430,293
Ordinary income	43,184	29,056	14,633	71,682	46,315	-433,672
Net income	34,962	21,935	9,404	20,815	26,951	-418,669
Net income per share	44.77	28.45	12.16	5,648.75	7,313.79	-96,512.02
Dividends per share	12.00	12.00	10.00	1,800.00	3,800.00	0.00
Shareholders’ equity per share	356.86	368.49	354.88	112,256.30	119,199.55	49,437.93

<For inquiries on this matter, please contact>

Mizuho Financial Group, Inc.	Corporate Communications
	Public Relations Office	Tel. 81-3-5224-2026
Shinko Securities Co., Ltd.	Public & Investor Relations Dept.	Tel. 81-3-5203-6413
Mizuho Securities Co., Ltd.	Corporate Communications Office	Tel. 81-3-5208-2030

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including our plans relating to the merger of MHSC and Shinko and information regarding the payment of dividend distributions. Such forward-looking statements do not represent any guarantee by management of future events of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this immediate release: the inability to obtain shareholder and governmental approvals for the merger on a timely basis or at all; the risk that the businesses of MHSC and Shinko will not be integrated successfully or as quickly as expected; the risk that the synergies from the merger may not be fully realized or may take longer to realize than expected; and increased competition in the domestic and international securities and investment banking industries. Additional factors that could affect future results are contained in “Item3.D. Key Information - Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with, and in our report on Form 6-K dated February 13, 2009 furnished to, the U.S.Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of Mizuho Financial Group, Inc.’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.